Exhibit 99.1

NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN

Thursday, June 21, 2018 at 3:00p.m. Pacific time

WHERE

Fairmont Hotel Vancouver

Waddington Room

900 West Georgia Street

Vancouver, British Columbia V6C 2W6

ITEMS OF BUSINESS:

1.	Receive our 2017 annual audited financial statements (page 11)

2.	Elect eight directors for the coming year (page 11)

3.	Re-appoint KPMG as auditor for the coming year (page 12)

4.	Authorize the directors to set the auditor’s pay (page 12)

5.	Approve a non-binding advisory resolution on executive compensation (page 12)

6.	Approve a special resolution to amend Eldorado’s restated articles of incorporation to implement proposed Share Consolidation (page 13)

7.	Approve an ordinary resolution for Eldorado’s Amended and Restated Stock Option Plan (page 17)

8.	Other business (page 18)

YOUR VOTE IS IMPORTANT

You are entitled to receive this notice and vote at our 2018 Annual and Special Meeting of Shareholders (“2018 annual meeting”) if you owned common shares of Eldorado Gold Corporation (Eldorado or “the Company”) as of the close of business on May 7, 2018 (“the record date” for the 2018 annual meeting).

NOTICE-AND-ACCESS

We are using notice-and-access procedures to deliver our 2018 meeting materials to Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, annual return card, Shareholder letter, annual audited consolidated financial statements and associated management’s discussion and analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of May 18, 2018 and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

The Circular contains important information about the meeting and the Company. We encourage and remind you to access and review the Circular prior to voting.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Company will mail paper copies of the meeting materials to those Shareholders who had previously elected to receive paper copies. All other Shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com
1 604 687 4018 or 1 888 353 8166 (toll-free)
1 604 687 4026
1188 Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5 Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered Shareholders will receive the annual audited consolidated financial statements and MD&A.

SUBMITTING YOUR VOTE

If you are a registered Shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. on Tuesday, June 19, 2018 to our transfer agent at:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered Shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. on Tuesday, June 19, 2018.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1 877 657 5856 toll-free in North America or 416 867 2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the Board,

Karen Aram

Corporate Secretary

Vancouver, British Columbia

May 7, 2018

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS